News Release 18-16

November 6, 2018

SSR MINING PROVIDES NOVEMBER 2018 EXPLORATION UPDATE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) provides an update on its exploration activities and results at its Marigold mine in Nevada, U.S., and Seabee Gold Operation in Saskatchewan, Canada for the period from August 1, 2017 to September 30, 2018 (the “Exploration Period”).

Highlights:

At the Seabee Gold Operation, confirmation of a discovery at the Santoy Gap hanging wall (“HW”) is expected to define new gold Mineral Resources when we report our Mineral Resources and Mineral Reserves estimates for year-end 2018. Drill results at Santoy Gap HW include:

▪	Drillhole SUG-18-622 intersected 25.6 g/t gold over 4.1 meters true width; and

▪	Drillhole SUG-18-612 intersected 12.3 g/t gold over 4.8 meters true width.

Also at the Seabee Gold Operation, infill drilling at Santoy 8A is expected to convert Inferred Mineral Resources to the Indicated category when we report our Mineral Resources and Mineral Reserves estimates for year-end 2018. Drill results at Santoy 8A include:

▪	Drillhole SUG-18-941 intersected 11.2 g/t gold over 18.5 meters true width; and

▪	Drillhole SUG-18-943 intersected 14.1 g/t gold over 7.0 meters true width; and

▪	Drillhole SUG-18-913 intersected 12.2 g/t gold over 7.0 meters true width.

Infill drill results for the Red Dot area at the Marigold mine include:

▪	Drillhole MRA6626 intersected 3.4 g/t gold over 71.6 meters intersected width, including 8.9 g/t gold over 25.9 meters intersected width; and

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪	Drillhole MRA6647 intersected 1.2 g/t gold over 185.9 meters intersected width, including two higher grade intervals of 8.8 g/t gold over 6.1 meters, and 3.6 g/t gold over 32.0 meters.

Paul Benson, President and CEO said, “Our exploration investments at Seabee and Marigold continue to yield significant results. Importantly, results at Seabee continue to confirm the strong prospectivity and long-life nature of the Santoy mine. At Marigold we are also encouraged by results from drilling at Red Dot and Mackay, as we look to continue our long-term track record of replacing and growing reserves concurrent with the assessment of an expansion in mid-2019. Our exploration programs are a key driver of value and growth for our shareholders, and continue at full pace as we move into the end of the year.”

Seabee Gold Operation, Canada

At the Seabee Gold Operation, total year to date diamond drilling includes 35,258 meters from underground in 104 holes and 15,390 meters from surface in 61 holes. Recent results increase confidence in the continuity of gold mineralization at Santoy Gap HW (see Figure 1). Drilling during the third quarter at Santoy Gap HW included results from 30 drill holes. These holes, along with exploration results since September 2017, have provided clarity to the controlling structure along with continued high grade gold intercepts. These are found on the footwall side of an S-folded attenuated granodiorite intrusion that dips and plunges in a similar manner to the Santoy Gap deposits. On the 46 level, as shown in Figures 2 and 3, this mineralized zone is located 100 meters from existing infrastructure, and can be accessed easily.

We expect this new discovery at Santoy Gap HW to contribute new, additional Mineral Resources when we report our Mineral Resources and Mineral Reserves estimates for year-end 2018.

At Santoy 8A we completed 72 holes in the Exploration Period towards converting Inferred Mineral Resources to Indicated Mineral Resources, and this work is ongoing. Results to date have been positive and increase our confidence that the majority of the Santoy 8A area that we have drilled will be upgraded in classification, providing additional Mineral Reserves at year-end 2018.

At the early-stage Fisher project our objective is to discover a new zone with Inferred Mineral Resource potential. Work during 2018 has comprised mapping, prospecting, soil and overburden sampling, and drilling of 18 holes for a total of 10,416 meters. Results from the prospecting and drilling have identified new gold bearing quartz vein shear zone exposures, while the first pass drill results have yielded anomalous gold results. The widespread nature of the gold occurrences at Fisher and their geologic similarities to the Seabee and Santoy mines reinforces our view of prospectivity of this extensive property package. Drilling is presently underway on these new targets.

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Marigold mine, U.S.

At the Marigold mine, total year to date drilling includes 72,017 meters primarily focused on Red Dot and Mackay with the objective to convert Mineral Resources to Mineral Reserves. During the third quarter at Red Dot and Mackay, we received results from 44 holes that together with earlier drilling, increases our confidence that a portion of the Red Dot Inferred Mineral Resources will be upgraded at year-end 2018 (see Figures 4, 5 and 6). If the current Inferred Mineral Resources upgrade work is successful, the upgraded Mineral Resources will be subject to additional geotechnical drilling and engineering during the first half of 2019 with the goal of declaring a Mineral Reserve at Red Dot, and also an updated mine plan, by mid-year 2019.

Figure 1. Longitudinal section for the exploration drill program at the Santoy mine complex, Seabee Gold Operation, Saskatchewan, Canada during the Exploration Period.

3.2m at 32.2g/t
(JOY-18-810)
2.6m at 27.5g/t
(JOY-18-807)
4.1m at 17.0g/t
(JOY-18-801)
4.8m at 12.0g/t
(JOY-18-799)
2.7m at 18.4g/t
(JOY-18-772)
10.7m at 3.7g/t
(JOY-18-831) (HW)
Santoy Gap HW
3.7m at 8.2g/t
(SUG-18-624) (HW)
4.1m at 25.6g/t
(SUG-18-622) (HW)
2.5m at 32.5g/t
(SUG-18-907)
3.7m at 20.5g/t
(SUG-18-909)
7.0m at 14.1g/t
(SUG-18-943)
7.0m at 12.2g/t
(SUG-18-913)
1.9m at 37.6g/t
(SUG-17-058)
18.5m at 11.2g/t
(SUG-18-941)
4.8m at 12.3g/t
(SUG-18-612) (HW)
6.3m at 12.5g/t
(SUG-18-955)
>20 Gram-meters, Exploration Period
<20 Gram-meters, Exploration Period
Previously Reported Drillholes
Measured & Indicated Mineral Resources
Inferred Mineral Resources
Mined Areas (Year-End 2017)
2.2m at 12.5g/t
(SUG-17-926)

Notes: Red dots presented in this longitudinal section represent drillholes from the Exploration Period that have a gram-meter product greater than 20 and a minimum average gold grade of 3 g/t. Blue dots represent other drillholes from the Exploration Period. Santoy Gap HW area is oriented obliquely to this section (see Figures 2 and 3) and located behind the Mineral Resources shown in this view. True widths in meters are reported.

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Figure 2. Plan view at the Santoy Gap hanging wall, Seabee Gold Operation, Saskatchewan, Canada as of September 30, 2018.

Figure 3. Cross-section view at the Santoy Gap hanging wall, Seabee Gold Operation, Saskatchewan, Canada as of September 30, 2018.

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Figure 4. Drillhole location plan map for the exploration drill programs at the Marigold mine, Nevada, U.S. during the Exploration Period.

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Figure 5. Drill cross section along A-A’ highlighting the Mackay pit area at the Marigold mine, Nevada, U.S.

A
A'
W
E
EOY 2017 Gold Grade Model
September 2018 Pit Surface
EOY 2017 Mackay Reserve Pit
Original Surface
EOY 2017 Resource Pit Shell
MRA6743
62.5 m at 1.45 g/t
incl. 10.7 m at 6.82 g/t
MRA6679
27.4 m at 1.68 g/t
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters

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Figure 6. Drill cross section along B-B’ highlighting the Red Dot area at the Marigold mine, Nevada, U.S.

B
B'
EOY 2017 Resource Pit Shell
EOY 2017 Gold Grade Model
EOY 2017 Mackay Reserve Pit
September 2017 Pit Surface
Original Surface
MRA6692
71.6 m at 1.31 g/t
Incl. 19.8 m at 3.13 g/t
MRA6647
185.9 m at 1.23 g/t
Incl. 6.1 m at 8.83 g/t
Incl. 32.0 m at 3.63 g/t
MRA6620
33.5 m at 2.28 g/t
Incl. 25.9 m at 2.90 g/t
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters
W
E

Table 1. Selected drillhole results from Seabee Gold Operation, Saskatchewan, Canada for the Exploration Period.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold (g/t)[2]	True Width (meters)	Zone
JOY-17-770	418.9	421.5	4760.5	5043.3	-315.4	17.31	2.54	8A FW
JOY-17-771	411	417.9	4774.4	5047.5	-312.0	3.89	6.83	8A
JOY-18-772	258.7	261.7	3695.2	4779.1	-230.4	18.35	2.69	9A
JOY-18-793	237.6	247.2	3794.5	4739.9	-170.2	4.62	9.41	9A
JOY-18-794	254.3	256.6	3797.0	4774.8	-210.0	9.72	2.10	9A
JOY-18-799	245.8	250.9	3767.1	4758.8	-193.0	11.97	4.83	9A
JOY-18-801	163.0	167.5	3860.9	4764.9	-137.2	17.04	4.14	9B
JOY-18-807	90.7	94.3	3852.8	4708.3	-86.9	27.53	2.61	9C
JOY-18-810	64.8	68.1	3899.8	4687.0	-43.0	32.15	3.23	9C
JOY-18-831	260.6	272.0	4296.7	5223.5	-251.5	3.74	10.68	HW
SUG-17-046	188.4	191	3620.4	4982.4	-421.5	21.66	1.21	9C
SUG-17-048	185	196.6	3627.0	4969.4	-417.9	3.47	6.09	9A
SUG-17-049	142.9	148.4	3673.7	4992.2	-433.1	5.94	3.47	9C
SUG-17-050	144.7	148	3685.0	4989.7	-450.4	14.77	2.43	9B

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SUG-17-052	229.1	231	3612.9	4921.1	-378.3	27.28	0.84	9A
SUG-17-058	215.0	218.1	3897.6	5094.1	-569.1	37.64	1.86	9A
SUG-17-600	312.1	323.6	4146.0	5240.7	-391.5	4.39	7.47	HW
SUG-17-614	325.9	331.6	3897.7	5265.3	-488.1	11.27	2.85	HW
SUG-17-923	468.4	473.3	4525.0	5325.2	-605.9	24.00	2.14	8A
SUG-17-926	713.8	720.0	4561.6	5442.1	-821.2	12.46	2.21	8A
SUG-18-605	261.0	270.0	4227.0	5283.1	-322.0	6.31	8.49	HW
SUG-18-608	178.1	185.0	4174.4	5224.1	-373.2	6.20	6.44	HW
SUG-18-609	233.7	250.5	4186.8	5289.7	-377.5	3.73	12.92	HW
SUG-18-611	202.5	208.7	4138.1	5259.4	-405.1	4.54	4.84	HW
SUG-18-612	216.4	228.2	4103.8	5274.6	-447.8	12.32	4.82	HW
SUG-18-613	218.7	227.7	4073.3	5265.3	-442.6	7.07	6.30	HW
SUG-18-622	228.2	235.5	4094.9	5287.5	-445.2	25.60	4.10	HW
SUG-18-624	187.0	191.0	4105.3	5238.0	-409.1	8.16	3.67	HW
SUG-18-625	204.3	215.5	4072.8	5251.8	-432.2	7.82	8.14	HW
SUG-18-907	158.8	162.3	4261.7	5130.7	-460.9	32.45	2.54	8A
SUG-18-908	169.0	173.8	4286.6	5128.2	-452.3	14.87	3.44	8A
SUG-18-909	177.9	183.1	4317.1	5134.8	-450.4	20.51	3.26	8A
SUG-18-910	119.4	122.6	4256.7	5224.8	-552.1	13.80	3.02	8A
SUG-18-913	117.5	124.6	4238.9	5193.7	-532.0	12.17	7.04	8A
SUG-18-926	128.5	131.1	4262.7	5174.6	-497.4	17.61	2.28	8A
SUG-18-927	208.2	213.9	4292.1	5094.0	-420.9	9.12	3.36	8A
SUG-18-928	122.2	125.2	4270.0	5220.5	-541.6	15.56	2.73	8A
SUG-18-930	148.7	154.5	4315.7	5192.5	-511.5	13.57	4.54	8A
Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold (g/t)[2]	True Width (meters)	Zone
SUG-18-931	140.8	150.7	4305.2	5223.3	-546.2	3.20	8.10	8A
SUG-18-933	133.9	142.1	4284.6	5244.8	-563.8	4.86	6.80	8A
SUG-18-935	181.7	194.1	4366.9	5225.9	-539.6	4.01	7.75	8A
SUG-18-937	176.3	186.8	4350.6	5240.0	-560.4	3.28	7.27	8A
SUG-18-938	213.8	223.6	4395.5	5249.9	-565.1	13.23	5.67	8A
SUG-18-940	168.1	185.5	4328.6	5262.1	-583.7	3.44	11.78	8A
SUG-18-941	148.4	173.1	4296.1	5266.4	-589.4	11.20	18.52	8A
SUG-18-943	151.2	160.6	4311.9	5172.9	-490.7	14.09	7.04	8A
SUG-18-950	153.9	160.3	4331.5	5221.6	-539.6	7.69	4.79	8A
SUG-18-951	245.7	255.1	4443.4	5210.9	-526.2	10.42	4.47	8A
SUG-18-954	204.7	210.1	4362.3	5279.1	-604.1	11.63	3.34	8A
SUG-18-955	193.0	202.3	4331.3	5283.8	-617.0	12.49	6.32	8A
SUG-18-956	270.8	284.2	4423.4	5302.1	-641.4	3.97	6.65	8A
SUG-18-958	174.1	184.0	4280.8	5292.7	-622.5	8.48	6.82	8A

Notes: Drillholes presented in this table have gram-meter product greater than 20.
1 Midpoints of the intercept determined where mineralized structure intersected.
2 Gold values cut to 75 g/t.

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Table 2. Selected drillhole results from the Marigold mine, Nevada, U.S. for the Exploration Period.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Area
MR6496	173.7	259.1	85.3	0.28	Valmy Pit
MRA6508	303.3	342.9	39.6	0.71	Red Dot
MRA6510	374.9	408.4	33.5	0.64	Red Dot
MRA6512	301.8	352.0	50.3	0.95	Red Dot
MR6515	172.2	210.3	38.1	0.71	Valmy Pit
(and)	231.6	268.2	36.6	0.70
MR6517	269.7	317.0	47.2	0.79	Mackay Pit
MRA6523	262.1	283.5	21.3	1.85	Mackay Pit
MRA6526	243.8	259.1	15.2	1.55	Mackay Pit
MRA6527	85.3	149.4	64.0	0.50	Mackay Pit
MRA6533	67.1	147.8	80.8	0.33	Mackay Pit
MR6540	195.1	216.4	21.3	1.49	Valmy Pit
MRA6545	161.5	199.6	38.1	0.87	East Basalt
MRA6546	204.2	224.0	19.8	1.06	East Basalt
MRA6558	135.6	195.1	59.4	0.84	East Basalt
MRA6563	269.7	358.1	88.4	1.09	Red Dot
(and)	361.2	381.0	19.8	2.97
(including)	361.2	376.4	15.2	3.73
MRA6564	213.4	365.8	152.4	0.61	Red Dot
MRA6565	94.5	150.9	56.4	0.37	East Basalt
MRA6570	269.7	291.1	21.3	1.13	East Basalt
MRA6572	274.3	335.3	61.0	0.83	Red Dot
(and)	344.4	419.1	74.7	1.28
(including)	362.7	390.1	27.4	2.82
MRA6573	234.7	265.2	30.5	1.11	East Basalt
MRA6575	281.9	303.3	21.3	1.87	Mackay Pit
MRA6577	65.5	89.9	24.4	2.76	East Basalt
(including)	67.1	74.7	7.6	7.33
(and)	254.5	336.8	82.3	1.47
(including)	257.6	288.0	30.5	3.51
MRA6578	275.8	303.3	27.4	1.69	Red Dot
MRA6580	149.4	275.8	126.5	0.69	Mackay Pit
MRA6585	263.7	298.7	35.1	1.54	Mackay Pit
MRA6586	192.0	224.0	32.0	1.02	East Basalt
MRA6589	306.3	382.5	76.2	0.52	Red Dot
MRA6590	292.6	304.8	12.2	2.73	Red Dot
(and)	320.0	358.1	38.1	0.75
MRA6594	27.4	253.0	225.6	0.20	Mackay Pit

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Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Area
(and)	195.1	228.6	33.5	0.72
MRA6595	196.6	268.2	71.6	0.38	Mackay Pit
MRA6596	217.9	266.7	48.8	0.89	Red Dot
(and)	312.4	364.2	51.8	0.42
MRA6599	251.5	283.5	32.0	1.78	Mackay Pit
(including)	259.1	271.3	12.2	4.03
MRA6600	257.6	301.8	44.2	0.71	Red Dot
MRA6603	271.3	381.0	109.7	0.77	Red Dot
MRA6610	329.2	432.8	103.6	0.47	Red Dot
MRA6612	344.4	367.3	22.9	4.61	Mackay Pit
MRA6616	324.6	364.2	39.6	0.61	Mackay Pit
MRA6619	256.0	309.4	53.3	0.46	Red Dot
MRA6620	185.9	219.5	33.5	2.28	Red Dot
(including)	193.5	219.5	25.9	2.90
MRA6621	310.9	323.1	12.2	1.83	Red Dot
(and)	333.8	367.3	33.5	0.93
MRA6625	224.0	335.3	111.3	0.76	Red Dot
MRA6626	256.0	327.7	71.6	3.42	Red Dot
(including)	269.7	295.7	25.9	8.90
MRA6627	242.3	307.8	65.5	0.87	Red Dot
MRA6628	242.3	275.8	33.5	0.89	Red Dot
MRA6632	294.1	338.3	44.2	0.61	Red Dot
MRA6633	109.7	141.7	32.0	0.91	Mackay Pit
MRA6635	213.4	236.2	22.9	1.00	Red Dot
MRA6637	214.9	246.9	32.0	1.11	Mackay Pit
MRA6638	123.4	196.6	73.2	0.49	Mackay Pit
MRA6639	234.7	394.7	160.0	1.00	Red Dot
(including)	274.3	297.2	22.9	4.88
MRA6641	304.8	349.0	44.2	1.77	Red Dot
(including)	304.8	336.8	32.0	2.15
MRA6642	301.8	367.3	65.5	1.22	Red Dot
MRA6644	321.6	396.2	74.7	0.80	Red Dot
MRA6645	275.8	300.2	24.4	1.45	Red Dot
(and)	315.5	350.5	35.1	0.86
MRA6646	271.3	356.6	85.3	0.73	Red Dot
MRA6647	213.4	399.3	185.9	1.23	Red Dot
(including)	268.2	274.3	6.1	8.83
(including)	283.5	315.5	32.0	3.63
MRA6650	329.2	362.7	33.5	0.61	Red Dot
MRA6651	245.4	277.4	32.0	0.67	Red Dot
MRA6652	211.8	356.6	144.8	0.70	Red Dot
MRA6653	275.8	326.1	50.3	0.90	Red Dot
(and)	335.3	374.9	39.6	0.56

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Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Area
MRA6654	266.7	294.1	27.4	0.89	Red Dot
MRA6656	239.3	268.2	29.0	1.04	Red Dot
(and)	285.0	353.6	68.6	1.61
(including)	313.9	329.2	15.2	4.33
MRA6658	310.9	355.1	44.2	0.76	Red Dot
MRA6660	272.8	329.2	56.4	0.98	Red Dot
(and)	329.2	413.0	83.8	0.27
MRA6661	291.1	344.4	53.3	1.44	Red Dot
(including)	297.2	309.4	12.2	3.62
MRA6667	320.0	349.0	29.0	0.86	Red Dot
MRA6669	333.8	367.3	33.5	3.16	Red Dot
(including)	335.3	355.1	19.8	4.97
MRA6670	275.8	338.3	62.5	0.56	Red Dot
MRA6676	118.9	149.4	30.5	1.72	Mackay Pit
(including)	120.4	132.6	12.2	4.02
MRA6679	111.3	138.7	27.4	1.68	Mackay Pit
MRA6683	291.1	339.9	48.8	1.05	Red Dot
MRA6685	228.6	248.4	19.8	1.24	Red Dot
MRA6686	189.0	249.9	61.0	0.41	Red Dot
MRA6690	231.6	393.2	161.5	0.70	Red Dot
MRA6691	260.6	303.3	42.7	0.66	Red Dot
MRA6692	260.6	332.2	71.6	1.31	Red Dot
(including)	285.0	304.8	19.8	3.13
MRA6694	271.3	294.1	22.9	1.59	Red Dot
(and)	294.1	364.2	70.1	0.74
MRA6699	143.3	181.4	38.1	0.60	Mackay Pit
MRA6704	309.4	365.8	56.4	0.38	Red Dot
MRA6707	71.6	155.4	83.8	0.33	Mackay Pit
MRA6711	330.7	428.2	97.5	0.32	Red Dot
MRA6713	339.9	393.2	53.3	0.49	Red Dot
MRA6714	266.7	303.3	36.6	0.58	Red Dot
MRA6717	256.0	307.8	51.8	0.77	Red Dot
MRA6722	376.4	413.0	36.6	0.68	Red Dot
MRA6723	341.4	425.2	83.8	0.49	Red Dot
MRA6728	257.6	300.2	42.7	0.64	Red Dot
(and)	309.4	382.5	73.2	0.32
MRA6729	256.0	280.4	24.4	1.82	Red Dot
MRA6730	172.2	208.8	36.6	1.48	Mackay Pit
(including)	182.9	189.0	6.1	7.21
MR6731	149.4	161.5	12.2	2.00	Mackay Pit
MRA6732	117.3	143.3	25.9	0.94	Mackay Pit
MRA6733	327.7	339.9	12.2	1.72	Red Dot
MRA6734	289.6	353.6	64.0	0.49	Red Dot

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Hole ID	From (meters)	To (meters)	Width (meters)	Gold (g/t)	Area
MRA6738	312.4	315.5	3.0	6.56	Red Dot
(and)	364.2	393.2	29.0	0.87
MRA6740	390.1	417.6	27.4	1.10	Red Dot
MRA6743	117.3	179.8	62.5	1.45	Mackay Pit
(including)	118.9	129.5	10.7	6.82
MRA6744	102.1	144.8	42.7	0.79	Mackay Pit
MRA6747	214.9	379.5	164.6	0.55	Red Dot
MRA6749	268.2	283.5	15.2	1.41	Red Dot
MRA6751	268.2	310.9	42.7	0.74	Red Dot
MRA6758	260.6	414.5	153.9	0.45	Red Dot
MRA6765	243.8	309.4	65.5	0.40	Red Dot
MRA6771	204.2	211.8	7.6	6.59	Mackay Pit
MRA6772	53.3	76.2	22.9	1.20	Mackay Pit
MRA6775	210.3	315.5	105.2	0.67	Red Dot
Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. Drillholes presented in this table have gram-meter product greater than 20.
Table 3. Collar locations from the 2018 exploration drill programs at the Marigold mine, Nevada, U.S. for the Exploration Period.

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MR6496	4504346	487089	1926	120	-89	367	Valmy Pit
MRA6508	4507547	485065	1590	84	-69	343	Red Dot
MRA6509	4508072	484747	1586	87	-70	428	Red Dot
MRA6510	4508035	484765	1589	90	-75	428	Red Dot
MRA6511	4508127	484793	1580	90	-74	428	Red Dot
MRA6512	4508157	484800	1579	91	-74	428	Red Dot
MR6514	4504347	487140	1924	225	-90	396	Valmy Pit
MR6515	4504348	487116	1925	127	-89	379	Valmy Pit
MR6516	4504316	487085	1940	346	-90	386	Valmy Pit
MR6517	4507274	485067	1604	64	-89	392	Mackay Pit
MRA6518	4508096	484835	1580	97	-75	367	Red Dot
MRA6519	4503531	487799	2117	307	-71	274	Hollow Point
MRA6520	4503399	487444	2060	132	-70	386	Hollow Point
MRA6521	4503730	487774	2086	268	-51	221	Hollow Point
MRA6522	4503677	487777	2095	269	-49	325	Hollow Point
MRA6523	4507249	485061	1604	88	-56	383	Mackay Pit
MRA6524	4503799	487737	2075	265	-51	171	Hollow Point
MRA6525	4507274	485067	1604	86	-76	386	Mackay Pit
MRA6526	4507274	485068	1604	89	-51	367	Mackay Pit
MRA6527	4507155	485224	1508	272	-88	200	Mackay Pit

SSR Mining Inc.	PAGE 12

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6528	4503469	485984	1860	81	-76	337	East Basalt
MRA6529	4503674	487710	2093	269	-49	305	Hollow Point
MRA6530	4503585	487288	2030	270	-65	264	Hollow Point
MRA6531	4503647	485912	1862	274	-56	367	East Basalt
MRA6532	4503312	487288	2048	265	-66	270	Hollow Point
MRA6533	4507059	485201	1498	88	-64	184	Mackay Pit
MR6534	4504744	487111	1852	100	-89	215	Valmy Pit
MRA6535	4504680	487146	1852	92	-71	215	Valmy Pit
MRA6536	4507089	485327	1455	89	-54	123	Mackay Pit
MRA6537	4507029	485282	1455	90	-45	123	Mackay Pit
MRA6538	4506973	485222	1489	86	-87	184	Mackay Pit
MR6539	4504861	487200	1859	220	-89	245	Valmy Pit
MR6540	4504350	487233	1902	302	-90	322	Valmy Pit
MR6541	4504350	486998	1916	184	-89	306	Valmy Pit
MR6542	4504102	486152	1886	72	-89	306	Show Down
MR6543	4504321	486372	1849	214	-88	337	Show Down
MRA6544	4503554	485880	1840	270	-62	337	East Basalt
MRA6545	4503526	485862	1835	268	-78	276	East Basalt
MRA6546	4503431	485887	1848	81	-75	337	East Basalt
MRA6547	4503405	485876	1850	270	-70	306	East Basalt
MRA6548	4503340	485895	1867	271	-76	276	East Basalt
MRA6549	4503372	485890	1861	267	-75	337	East Basalt
MRA6550	4503406	485879	1850	90	-75	227	East Basalt
MR6551	4503490	485971	1853	206	-90	276	East Basalt
MR6552	4503557	485920	1833	119	-89	337	East Basalt
MR6553	4504652	486414	1875	55	-89	337	Show Down
MR6554	4504557	486623	1891	132	-90	337	Show Down
MR6555	4504439	486546	1875	125	-88	337	Show Down
MR6556	4504464	486538	1877	59	-90	337	Show Down
MR6557	4503800	486518	1931	16	-89	337	Show Down
MRA6558	4503219	485770	1796	83	-49	337	East Basalt
MRA6559	4503190	485715	1801	87	-56	276	East Basalt
MRA6560	4503038	485728	1857	86	-49	367	East Basalt
MRA6561	4507791	484997	1574	270	-80	393	Red Dot
MRA6562	4507823	484945	1573	89	-80	245	Red Dot
MRA6563	4507666	484779	1590	89	-83	428	Red Dot
MRA6564	4507667	484779	1590	91	-75	413	Red Dot
MRA6565	4503463	485846	1832	267	-62	367	East Basalt
MRA6566	4507820	484941	1572	86	-76	392	Red Dot
MR6567	4503532	485941	1836	70	-89	337	East Basalt
MRA6568	4503613	485942	1851	259	-75	337	East Basalt
MRA6569	4503614	485940	1852	260	-66	367	East Basalt

SSR Mining Inc.	PAGE 13

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6570	4503613	485941	1851	261	-54	367	East Basalt
MRA6571	4503586	485994	1845	87	-76	276	East Basalt
MRA6572	4507728	484757	1605	84	-80	443	Red Dot
MRA6573	4503584	485929	1843	88	-74	322	East Basalt
MRA6574	4507728	484757	1605	86	-66	410	Red Dot
MRA6575	4507975	485272	1600	270	-75	367	Mackay Pit
MR6576	4503613	485941	1851	200	-89	337	East Basalt
MRA6577	4503612	485943	1851	87	-75	337	East Basalt
MRA6578	4507517	484934	1582	86	-63	383	Red Dot
MRA6579	4507487	485320	1645	89	-72	291	Mackay Pit
MRA6580	4507487	485321	1645	89	-59	276	Mackay Pit
MRA6581	4503547	485961	1839	88	-80	352	East Basalt
MRA6582	4508004	485360	1615	91	-84	306	Mackay Pit
MRA6583	4508004	485362	1615	90	-51	276	Mackay Pit
MRA6584	4508036	485332	1615	277	-73	337	Mackay Pit
MRA6585	4508036	485331	1614	265	-56	367	Mackay Pit
MRA6586	4503556	485882	1842	270	-82	276	East Basalt
MRA6587	4508069	485316	1606	95	-80	230	Mackay Pit
MRA6588	4508069	485317	1606	92	-56	200	Mackay Pit
MRA6589	4507364	484913	1589	84	-80	383	Red Dot
MRA6590	4507517	484934	1582	85	-81	383	Red Dot
MRA6591	4507730	485285	1614	88	-76	322	Mackay Pit
MR6592	4507728	485223	1615	131	-90	276	Mackay Pit
MRA6593	4507487	484950	1585	86	-73	367	Red Dot
MRA6594	4507699	485226	1614	96	-78	285	Mackay Pit
MRA6595	4507699	485228	1614	95	-50	367	Mackay Pit
MRA6596	4507334	484916	1590	81	-81	398	Red Dot
MRA6597	4508066	485281	1607	319	-83	306	Mackay Pit
MRA6598	4508067	485284	1607	58	-71	322	Mackay Pit
MRA6599	4508004	485258	1607	276	-85	398	Mackay Pit
MRA6600	4507182	484857	1592	83	-63	443	Red Dot
MRA6601	4507334	484917	1590	86	-73	398	Red Dot
MRA6602	4507485	484753	1593	82	-73	398	Red Dot
MRA6603	4507213	484924	1595	79	-86	413	Red Dot
MRA6604	4507546	485008	1585	84	-63	383	Red Dot
MRA6605	4507211	485054	1606	79	-69	367	Red Dot
MRA6606	4507516	484673	1600	88	-75	428	Red Dot
MRA6607	4507516	484718	1598	86	-65	419	Red Dot
MRA6608	4507945	485275	1599	266	-84	337	Mackay Pit
MRA6609	4507547	484661	1599	87	-74	386	Red Dot
MRA6610	4507547	484660	1599	87	-56	443	Red Dot
MRA6611	4507517	484503	1615	86	-74	413	Red Dot

SSR Mining Inc.	PAGE 14

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6612	4507945	485275	1599	269	-66	367	Mackay Pit
MRA6613	4507945	485275	1600	84	-73	306	Mackay Pit
MR6614	4507975	485273	1600	205	-89	306	Mackay Pit
MRA6615	4507975	485272	1600	89	-77	306	Mackay Pit
MRA6616	4508005	485256	1599	267	-73	398	Mackay Pit
MRA6617	4507177	484991	1601	82	-65	367	Red Dot
MRA6618	4507485	484591	1609	88	-74	459	Red Dot
MRA6619	4507239	484946	1594	89	-86	398	Red Dot
MRA6620	4507239	484946	1594	80	-72	245	Red Dot
MRA6621	4507486	484869	1582	88	-80	367	Red Dot
MRA6622	4507485	484591	1609	86	-65	459	Red Dot
MRA6623	4507553	484568	1604	86	-76	459	Red Dot
MR6624	4507181	484712	1600	167	-90	443	Red Dot
MRA6625	4507181	484713	1599	86	-80	443	Red Dot
MRA6626	4507181	484757	1591	85	-80	443	Red Dot
MRA6627	4507181	484758	1591	84	-70	443	Red Dot
MRA6628	4507517	485130	1599	86	-65	352	Red Dot
MRA6629	4507577	485335	1645	89	-71	293	Mackay Pit
MRA6630	4507242	484631	1605	82	-80	425	Red Dot
MRA6631	4507212	484639	1603	89	-86	428	Red Dot
MRA6632	4507211	484639	1603	86	-80	425	Red Dot
MRA6633	4507577	485337	1645	92	-46	276	Mackay Pit
MRA6634	4507517	485131	1600	87	-59	352	Red Dot
MRA6635	4507517	485131	1599	84	-45	352	Red Dot
MRA6636	4507604	485326	1645	87	-70	276	Mackay Pit
MRA6637	4507604	485327	1645	84	-58	306	Mackay Pit
MRA6638	4507604	485328	1645	84	-44	317	Mackay Pit
MRA6639	4507211	484704	1595	89	-80	428	Red Dot
MRA6640	4507486	485114	1597	84	-73	367	Red Dot
MRA6641	4507486	484870	1582	84	-73	367	Red Dot
MRA6642	4507486	485114	1597	85	-67	367	Red Dot
MRA6643	4507211	484820	1591	89	-80	413	Red Dot
MRA6644	4507242	484852	1590	83	-86	421	Red Dot
MRA6645	4507273	484670	1601	83	-79	443	Red Dot
MRA6646	4507120	484889	1596	83	-73	398	Red Dot
MRA6647	4507242	484748	1590	84	-82	413	Red Dot
MRA6648	4507397	484742	1591	86	-84	428	Red Dot
MRA6649	4507397	484743	1591	87	-76	422	Red Dot
MRA6650	4507455	484876	1584	87	-69	383	Red Dot
MRA6651	4507394	485101	1603	84	-71	337	Red Dot
MRA6652	4507273	484783	1589	88	-86	413	Red Dot
MRA6653	4507273	484784	1589	85	-71	422	Red Dot

SSR Mining Inc.	PAGE 15

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6654	4507424	485101	1598	84	-74	367	Red Dot
MRA6655	4507304	484766	1588	87	-76	334	Red Dot
MRA6656	4507457	484751	1591	85	-79	398	Red Dot
MRA6657	4507457	484752	1591	84	-72	404	Red Dot
MRA6658	4507426	484660	1600	85	-79	459	Red Dot
MRA6660	4507333	484715	1596	85	-75	413	Red Dot
MRA6661	4507551	484908	1581	81	-81	352	Red Dot
MRA6662	4507551	484909	1581	84	-61	396	Red Dot
MR6663	4507760	485222	1584	242	-90	393	Mackay Pit
MRA6664	4507760	485223	1584	89	-77	375	Mackay Pit
MRA6665	4507273	485005	1598	87	-80	367	Red Dot
MRA6666	4507121	484650	1604	86	-75	447	Red Dot
MRA6667	4507121	484650	1604	84	-66	454	Red Dot
MRA6668	4507059	484724	1595	85	-75	413	Red Dot
MRA6669	4507423	484891	1585	82	-78	367	Red Dot
MRA6670	4507361	485028	1596	85	-81	367	Red Dot
MR6671	4508098	485460	1585	211	-89	261	Mackay Pit
MRA6672	4508126	485481	1585	91	-75	276	Mackay Pit
MRA6673	4508095	485480	1585	90	-55	261	Mackay Pit
MRA6674	4507453	484977	1587	83	-75	383	Red Dot
MRA6675	4507452	485073	1595	83	-69	367	Red Dot
MRA6676	4507822	485565	1554	85	-65	230	Mackay Pit
MRA6677	4507855	485547	1559	89	-64	215	Mackay Pit
MRA6678	4507855	485546	1559	81	-79	215	Mackay Pit
MRA6679	4507882	485542	1560	89	-76	215	Mackay Pit
MRA6680	4507882	485542	1560	91	-61	230	Mackay Pit
MRA6681	4507884	485557	1560	90	-49	215	Mackay Pit
MRA6682	4507578	484690	1595	87	-82	428	Red Dot
MRA6683	4507578	484690	1594	80	-73	428	Red Dot
MRA6684	4507577	485111	1593	82	-66	337	Red Dot
MRA6685	4507577	485112	1593	83	-57	337	Red Dot
MRA6686	4507459	485143	1603	88	-66	344	Red Dot
MRA6687	4507459	485143	1603	86	-57	337	Red Dot
MRA6688	4507459	485144	1603	85	-47	349	Red Dot
MRA6689	4507546	485062	1590	79	-78	398	Red Dot
MRA6690	4507212	484807	1591	86	-80	428	Red Dot
MRA6691	4507151	484818	1592	87	-73	428	Red Dot
MRA6692	4507242	484686	1602	87	-75	404	Red Dot
MRA6693	4507547	484852	1580	84	-76	383	Red Dot
MRA6694	4507180	484793	1592	81	-74	428	Red Dot
MRA6695	4507303	484953	1592	87	-65	383	Red Dot
MRA6696	4507238	485801	1612	94	-55	343	Mackay Pit

SSR Mining Inc.	PAGE 16

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6697	4507333	485023	1595	87	-76	367	Red Dot
MR6698	4507300	485932	1609	259	-89	288	Mackay Pit
MRA6699	4507608	485945	1603	267	-80	245	Mackay Pit
MRA6700	4507302	484862	1588	86	-74	398	Red Dot
MRA6701	4507608	485305	1645	84	-86	340	Mackay Pit
MR6702	4507577	485391	1644	70	-89	337	Mackay Pit
MRA6703	4507639	485359	1638	89	-60	337	Mackay Pit
MRA6704	4507212	484949	1596	97	-80	366	Red Dot
MRA6705	4507577	484590	1601	83	-85	367	Red Dot
MRA6706	4507974	485204	1587	86	-80	383	Mackay Pit
MRA6707	4507944	485205	1587	269	-80	413	Mackay Pit
MRA6708	4507151	484820	1593	84	-55	428	Red Dot
MRA6709	4507580	484589	1602	84	-79	428	Red Dot
MRA6710	4507060	484646	1609	84	-76	413	Red Dot
MRA6711	4507303	484614	1604	83	-77	428	Red Dot
MRA6712	4507395	484969	1589	80	-80	360	Red Dot
MRA6713	4507335	484595	1605	86	-71	459	Red Dot
MRA6714	4507365	484839	1586	84	-82	386	Red Dot
MRA6715	4507389	484636	1598	82	-79	349	Red Dot
MRA6716	4507273	484667	1601	81	-85	443	Red Dot
MRA6717	4507302	484862	1588	85	-82	398	Red Dot
MRA6718	4507060	485037	1619	88	-75	367	Red Dot
MR6719	4505799	485439	1615	0	-90	198	Mackay Pit
MRA6720	4507827	484797	1614	93	-75	398	Red Dot
MRA6721	4507827	484798	1614	94	-60	428	Red Dot
MRA6722	4507752	484692	1602	85	-77	459	Red Dot
MRA6723	4507752	484693	1602	86	-64	459	Red Dot
MRA6724	4507060	485037	1619	91	-66	367	Red Dot
MRA6725	4507118	484994	1607	87	-55	367	Red Dot
MRA6726	4507118	484993	1607	87	-66	367	Red Dot
MRA6727	4507819	484722	1614	100	-81	398	Red Dot
MRA6728	4507578	484791	1588	84	-75	383	Red Dot
MRA6729	4507394	484854	1585	87	-73	383	Red Dot
MRA6730	4508092	485246	1569	90	-76	349	Mackay Pit
MR6731	4508066	485240	1569	310	-89	343	Mackay Pit
MRA6732	4508126	485332	1569	268	-70	343	Mackay Pit
MRA6733	4507879	484742	1619	88	-71	428	Red Dot
MRA6734	4507090	484845	1598	84	-75	398	Red Dot
MRA6735	4507090	484845	1598	82	-66	398	Red Dot
MRA6736	4507059	484921	1601	81	-67	381	Red Dot
MRA6737	4507090	484656	1607	89	-76	443	Red Dot
MRA6738	4507611	484640	1604	89	-76	404	Red Dot

SSR Mining Inc.	PAGE 17

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6739	4507394	484853	1585	83	-71	383	Red Dot
MRA6740	4507640	484618	1612	86	-76	459	Red Dot
MRA6741	4507090	484656	1607	85	-65	459	Red Dot
MRA6742	4507884	485346	1554	88	-74	306	Mackay Pit
MRA6743	4507884	485347	1554	89	-60	306	Mackay Pit
MRA6744	4507884	485348	1554	88	-44	294	Mackay Pit
MRA6745	4507364	484621	1602	86	-80	443	Red Dot
MRA6746	4507395	484969	1589	80	-71	367	Red Dot
MRA6747	4507360	484664	1599	88	-69	443	Red Dot
MRA6748	4507090	484657	1607	85	-55	459	Red Dot
MRA6749	4507336	484838	1587	79	-86	392	Red Dot
MRA6750	4507456	484753	1591	83	-61	398	Red Dot
MRA6751	4507336	484838	1587	84	-80	398	Red Dot
MRA6752	4507760	484915	1576	80	-85	319	Mackay Pit
MRA6753	4507883	484977	1561	86	-61	215	Mackay Pit
MRA6754	4507852	484973	1564	84	-71	331	Mackay Pit
MRA6755	4507762	484999	1569	85	-62	233	Mackay Pit
MRA6756	4507792	485001	1568	85	-79	337	Mackay Pit
MRA6757	4507975	484945	1554	83	-73	367	Mackay Pit
MRA6758	4507272	484664	1601	274	-86	443	Red Dot
MRA6759	4507883	484956	1561	83	-61	319	Mackay Pit
MRA6760	4507944	484975	1557	85	-71	325	Mackay Pit
MRA6761	4508004	484947	1554	86	-77	288	Mackay Pit
MRA6762	4507855	484969	1564	268	-81	306	Mackay Pit
MRA6763	4507915	484945	1558	85	-75	285	Mackay Pit
MRA6764	4507976	484927	1555	85	-72	326	Mackay Pit
MRA6765	4507272	484784	1589	82	-59	443	Red Dot
MRA6766	4508432	484878	1563	82	-62	276	Red Dot
MRA6767	4507060	485038	1619	86	-57	331	Red Dot
MRA6768	4508432	484849	1566	88	-61	306	Red Dot
MRA6769	4508462	484798	1570	93	-65	322	Red Dot
MRA6770	4507913	485379	1539	89	-85	215	Mackay Pit
MRA6771	4507879	485357	1539	159	-77	245	Mackay Pit
MRA6772	4507913	485380	1539	83	-59	215	Mackay Pit
MRA6773	4507881	485356	1539	107	-44	215	Mackay Pit
MRA6774	4507881	485354	1539	118	-66	230	Mackay Pit
MRA6775	4507611	484798	1585	81	-80	383	Red Dot
MRA6776	4507089	484984	1606	85	-76	367	Red Dot
MRA6777	4507612	484798	1585	86	-66	398	Red Dot
MRA6778	4507089	484985	1606	82	-65	367	Red Dot
MRA6779	4508676	484857	1559	88	-75	276	Red Dot
MRA6781	4508498	484918	1559	88	-74	261	Red Dot

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HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6782	4508617	484857	1559	98	-79	291	Red Dot
MRA6783	4507028	484935	1603	86	-75	367	Red Dot
MRA6784	4508647	484877	1558	94	-85	276	Red Dot
MRA6785	4508647	484878	1558	88	-69	261	Red Dot

Notes: The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in 2018. Data is provided if the drillhole has a Mineral Resource intercept of at least six meters at 0.3 g/t gold. “Width” may not equal the difference between “To” and “From” due to rounding.

Sampling and Analytical Procedures

All drill samples in respect of the Seabee Gold Operation drilling program were assayed by our onsite non-accredited assay laboratory, which is not independent from SSR Mining. Duplicate check assays were conducted at site as well as at TSL Laboratories Inc. in Saskatoon, Saskatchewan, which is independent from SSR Mining. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Two hundred gram samples were pulverized until greater than 80 percent passed through 150 mesh screen. Thirty-gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 g/t gold detection limit).

All drill samples in respect of the Marigold mine drilling program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from SSR Mining. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma (“ICP”) finish after a two acid digestion. Samples with assay results greater than 10 g/t gold were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

Qualified Persons

The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Jeffrey Kulas, P. Geo., a     qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member and a qualified person under NI 43-101. Mr. Carver is our Chief Geologist at the Marigold mine.

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About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to discover and increase Mineral Resources, replace and increase Mineral Reserves, convert Mineral Resources to Mineral Reserves and convert Inferred Mineral Resources to Indicated Mineral Resources at the Marigold mine and the Seabee Gold Operation, including (a) upgrading Inferred Mineral Resources at Red Dot at year-end 2018 and the goal of declaring a Mineral Reserve at Red Dot by mid-2019 and (b) adding Mineral Resources at Santoy Gap HW at year-end 2018 and increasing and converting Mineral Resources to Mineral Reserves near the Santoy mine at year-end 2018; expected timing for the assessment of an expansion and an updated mine plan at the Marigold mine by mid-2019; our expected drill programs at each of the Marigold mine and the Seabee Gold Operation; future production of gold, silver and other metals; estimated production rates for gold, silver and other metals produced by us; ongoing or future development plans and capital

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replacement, improvement or remediation programs; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Seabee Gold Operation. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events,

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performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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